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August 11, 2016	TSX: TMM, NYSE MKT: TGD
NEWS RELEASE

Timmins Gold Outlines Complete Pre-Construction Program for Ana Paula

US$9.2 million budget approved to complete drilling, feasibility and permitting

Vancouver, BC - Timmins Gold Corp. (“Timmins Gold” or the “Company”) (TSX:TMM, NYSE MKT:TGD) is pleased to report that its Board of Directors have approved a pre-construction program, including commencement of a Feasibility Study, for the Ana Paula Gold Project (“Ana Paula”) in Guerrero State, Mexico. The Feasibility Study is advancing on the back of a positive Preliminary Economic Assessment (“PEA”) that was updated earlier this year and indicates that Ana Paula represents a robust, high-margin, open pit mining project at a $1,200 gold price (all amounts are in US dollars unless otherwise noted).

Pre-construction activities will commence immediately, and will include feasibility work, infill drilling, metallurgical test–work, and environmental baseline and permitting activities. With this $9.2 million budget, the Company expects the Feasibility Study to be complete by Q3 2017 and have all permits required to start construction by Q1 2018.

The Company is also pleased to announce that the disassembly program of the El Sauzal facilities, acquired in October 2015 from Goldcorp is complete, on time and on budget, with zero lost-time accidents.

“We are extremely pleased to commence work on the Feasibility Study,” stated Mark Backens, Interim CEO. “With the improvements in our balance sheet and operations at the San Francisco Mine, we can begin to unlock the value of Ana Paula. We continue to view this project as one of the best development-stage gold projects in North America. With its higher grade, low cash costs, high capital efficiency and industry leading Internal Rate of Return (“IRR”), Ana Paula will be a very profitable mine. Further, the El Sauzal facilities will provide us a head start to rapidly advance the project to construction-ready status.”

PEA SUMMARY

On March 23, 2016, the Company announced results of an updated PEA for the Ana Paula Gold Project, highlights of which are presented below:

-	After-tax NPV5% of $248 million and IRR of 43% at $1,200 per gold ounce; After-tax NPV5% of $295 million and IRR of 48% at $1,300 per gold ounce;
-	Average annual production of 116,000 gold ounces and 239,000 silver ounces over a 8.2 year mine life;
-	Construction capital costs of $121.7 million, including contingency costs of $19.8 million; and,
-	Cash costs of $470 per gold ounce; cash costs of $442 per gold ounce on a by-product basis; and all-in sustaining cash costs of $507 per gold ounce.

PRE-CONSTRUCTION PROGRAM

The estimated budget for the pre-construction program is approximately $9.2 million and includes:

-

$2.2 million - Drilling, including soil sampling and trenching; 10,000 meters of core drilling for resource definition, 2,000 meters of core drilling for geotechnical work, and 4,000 meters of reverse circulation drilling for condemnation;

-	$3.4 million - Feasibility work program; and,
-	$3.6 million - Environmental studies and construction permits.

The Company has contracted M3 Engineering & Technology Corp (“M3”) to lead its Feasibility Study. M3 has extensive experience in Mexico. More specifically, M3 was the lead engineering firm responsible for the Feasibility Study and the EPCM for Torex Gold’s El-Limon Guajes Mine in Guerrero, which is in close proximity to the Ana Paula Gold Project.

Qualified Persons

Technical information contained in this news release was reviewed and approved by Taj Singh, M.Eng., P.Eng., the Vice President of Engineering and Project Development for Timmins, who is recognized as a QP under NI 43-101.

About Timmins Gold

Timmins Gold is a Canadian gold mining company engaged in exploration, development and production exclusively in Mexico. Its principal assets include the producing San Francisco mine in Sonora, Mexico and the development stage Ana Paula Gold Project in Guerrero, Mexico. The Company also has a portfolio of other exploration properties, all of which are located in Mexico.

Contacts:

Timmins Gold Corp.
Mark Backens
Interim CEO and Director
604-638-8980
mark.backens@timminsgold.com
www.timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events including projected production (and estimated cash costs). Such statements include estimates, forecasts and statements as to management’s expectations with respect to, among other things, receipt of the requisite approvals for business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to liquidity, working capital management and to production, possible capital savings and estimates of capital, exploration drilling, reserves and resources, exploitation activities and events or future operations. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed.

In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, the Company does not intend to update any forward-looking statements to conform these statements to actual results.

Cautionary Note to United States Investors

The Company is subject to the reporting requirements of the applicable Canadian securities laws, and as a result it reports its mineral reserves and resources according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by NI 43-101. The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum. U.S. reporting requirements are governed by Industry Guide 7 (“Guide 7”) of the Securities and Exchange Commission (the “Commission”). These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions.

For example, under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. In particular, the Company reports “resources” in accordance with NI 43-101.

While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the Commission and generally, U.S. companies are not permitted to report resources in documents filed with the Commission. As such, certain information contained in this press release concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the Commission.

In addition, an Inferred Mineral Resource has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and it cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.

It cannot be assumed that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves, and it cannot be assumed that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the Commission.